0-22286

P.E. 7-31-02



02050257

RECD S.E.C.
AUG 6 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the months of June and July 2002

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

NY2:\1161177\01_VYX01!.DOC\76961.0001

The following is included in this Report on Form 6-K:

1. Press Release dated June 26, 2002.
2. Press Release dated June 27, 2002.
3. Press Release dated July 2, 2002.
4. Press Release dated July 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taro Pharmaceutical Industries Ltd.

Date: August 5, 2002

By: /s/ Kevin Connelly
Kevin Connelly
Vice President and Chief Financial Officer


TARO
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Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532
(Nasdaq/NMS: TARO)

AT THE COMPANY

Kevin Connelly	Daniel Saks
Chief Financial Officer	Vice President, Corporate Affairs
(914) 345 9001 ext. 338	(914) 345-9001 ext. 208

FOR IMMEDIATE RELEASE
June 26, 2002

TARO APPOINTS PAUL B. McGARTY SENIOR VICE PRESIDENT OF U.S. OPERATIONS

New Position Created in Response to Growth

Hawthorne, New York, June 26, 2002 – Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO) today announced that Paul B. McGarty has been appointed Senior Vice President of U.S. Operations for its subsidiary, Taro Pharmaceuticals U.S.A., Inc. In this newly created position, he will report to Barrie Levitt, M.D., Chairman of the Company.

Extensive Pharmaceutical Industry Experience
Mr. McGarty comes to Taro with two decades of pharmaceutical industry experience. Most recently, he served as President of Aesgen, Inc., a specialty pharmaceutical company established by the Mayo Foundation for Medical Education and Research (Mayo Clinic). He began his career with a degree in chemical engineering and worked at American Cyanamid-Lederle Laboratories for 13 years in a variety of management assignments in manufacturing, marketing, sales and business development. During this time, he earned his M.B.A. in management. Prior to his tenure at Aesgen, he was Director of World-Wide Franchise Management at Bristol-Myers Squibb.

Rapid U.S. and Corporate Growth
"As an experienced pharmaceutical industry executive," said Dr. Levitt, "Paul will oversee the efficient coordination and further development of our marketing, sales, distribution and manufacturing organizations in the United States, our largest market. All of us at Taro look forward to working with him to maximize our U.S. opportunities."

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Primarily due to rapid expansion in the U.S. generic pharmaceutical market, Taro's annual sales have grown 225% since 1998 to reach $150 million for the year ended December 31, 2001. In the same period, annual net income rose more than eleven-fold to about $26 million, or $0.99 per diluted share, in 2001. Approximately 85% of the Company's sales are generated in the U.S.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include references to the continued growth of Taro, especially its generic pharmaceutical business in the U.S., and the further development of Taro U.S. operations. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, regulatory actions, and other risks detailed from time to time in the Company's SEC reports, including its Prospectus dated October 1, 2001 and its Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

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TARO
news

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532
(Nasdaq/NMS: TARO)

AT THE COMPANY

Kevin Connelly	Daniel Saks
Chief Financial Officer	Vice President, Corporate Affairs
(914) 345 9001 ext. 338	(914) 345-9001 ext. 208

FOR IMMEDIATE RELEASE
Thursday, June 27, 2002

TARO RECEIVES TENTATIVE APPROVAL FOR LORATADINE SYRUP

Hawthorne, NY, June 27, 2002 – Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO) reported today that the Company has received tentative approval from the U.S. Food and Drug Administration (FDA) for its Abbreviated New Drug Application (ANDA) for Loratadine Syrup 10 mg/10 mL.

Taro's Loratadine Syrup 10 mg/10 mL is a generic version of Schering-Plough's antihistamine drug, Claritin® Syrup. According to industry sources, the annual market for Loratadine Syrup is estimated to be approximately $70 million.

A tentative approval is an FDA determination that an ANDA submission currently satisfies the substantive requirements for approval, subject to the expiration of all statutorily imposed exclusivities and restrictions. Tentative approvals do not grant marketing rights; a company may only market a product upon receiving final approval for an ANDA submission.

Patent Challenge
Taro and other pharmaceutical companies are currently involved in litigation with Schering-Plough regarding certain patents held by Schering-Plough for Loratadine. Another generic competitor has the right to an exclusive marketing period for the product, after which Taro, as well as multiple other competitors, expect to receive final approval from the FDA to market Loratadine Syrup.

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Taro currently has 14 filings submitted to the FDA, including this tentative approval, and multiple international filings with regulatory agencies around the world.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions, slower than anticipated penetration of new markets, results of patent challenge litigation, timing of exclusivity periods, changes in the Company's financial position, regulatory actions, and other risks detailed from time to time in the Company's SEC reports, including its Annual Report on Form 20-F for the year ended December 31, 2001.

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TARO
news
news
news

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532
(Nasdaq/NMS: TARO)

AT THE COMPANY

Kevin Connelly
Chief Financial Officer
(914) 345 9001 ext. 338

Daniel Saks
Vice President, Corporate Affairs
(914) 345-9001 ext. 208

FOR IMMEDIATE RELEASE
Tuesday, July 2, 2002

TARO PROMOTES ROBERT J. MAURO TO PRESIDENT OF NEW U.S. GENERIC DIVISION

Hawthorne, New York, July 2, 2002 – Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO) today announced that Robert J. Mauro has been promoted to President of Taro's U.S. Generic Division, a newly formed business unit within Taro Pharmaceuticals U.S.A., Inc. (Taro USA). Mr. Mauro joined Taro USA in 1996 and has served as Group Vice President of Sales since 1998.

"The new Generic Division has been established to maximize the service and value we bring to our customers as our business continues to grow," said Barrie Levitt, M.D., Chairman of the Company. "Bob's experience in marketing prescription and over-the-counter pharmaceuticals, under the Taro label and as store brands, will help Taro to realize a broader range of opportunities through this new division."

Primarily due to rapid expansion in the U.S. generic pharmaceutical market, Taro's annual sales have grown 225% to about $150 million between 1998 and 2001. Annual net income rose more than eleven-fold to about $26 million in the same period. Approximately 85% of the Company's sales are generated in the U.S.

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Extensive Experience
As President of Taro's U.S. Generic Division, Mr. Mauro will oversee all of Taro's U.S. sales and generic marketing efforts. He has more than 20 years of experience in pharmaceutical sales and marketing, including positions with American Home Products (now Wyeth) and Zenith Goldline, now part of IVAX Corporation.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include references to the continued growth of Taro's generic pharmaceutical business in the U.S. and the new Taro division's ability to further expand U.S. sales. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, regulatory actions, and other risks detailed from time to time in the Company's SEC reports, including its Prospectus dated October 1, 2001 and its Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

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TARO

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532
(Nasdaq/NMS: TARO)

AT THE COMPANY

Kevin Connelly	Daniel Saks
Chief Financial Officer	Vice President, Corporate Affairs
(914) 345 9001 ext. 338	(914) 345-9001 ext. 208

FOR IMMEDIATE RELEASE
Tuesday, July 23, 2002

TARO REPORTS RECORD 2nd QUARTER & SIX-MONTH 2002 RESULTS

26th Consecutive Quarter of Record Sales; 16th Consecutive Quarter of Record Net Income

Second Quarter 2002 Highlights:

- **Sales Increase 36% to $49.6 Million**
- **Net Income Increases 68% to $10.2 Million, or $0.35 Per Diluted Share**
- **Purchase of Assets and Liabilities of Thames Pharmacal Company**
- **Two ANDA Approvals (One Tentative)**

Financial Highlights ($000)

	3 Months Ended June 30,		% Change	6 Months Ended June 30,		% Change
	2002	2001		2002	2001	
Sales	$ 49,583	$36,360	36%	$ 94,123	$64,728	45%
Gross Profit	$ 30,808	$23,778	30%	$ 59,649	$40,801	46%
Operating Income Before R&D	$ 18,161	$12,346	47%	$ 35,257	$20,551	72%
Operating Income	$ 11,914	$ 7,448	60%	$ 23,659	$11,639	103%
Net Income	$ 10,192	$ 6,060	68%	$ 20,067	$ 8,831	127%

Hawthorne, New York, July 23, 2002 – Taro Pharmaceutical Industries Ltd. (Nasdaq/NMS:TARO) today reported record sales and earnings for the Company's second quarter and six months ended June 30, 2002.

Second Quarter 2002 Results
Sales for the second quarter of 2002 increased 36% to $49.6 million, compared with $36.4 million in the second quarter of 2001. Net income for the quarter increased 68% to $10.2 million, or $0.35 per diluted share, compared with $6.1 million, or $0.24 per diluted share, for the year-ago quarter. (Per share data for the second quarter and six-month results are adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend paid on July 26, 2001.)

Taro's gross profit for the quarter increased 30% to $30.8 million, or 62% of sales, compared with $23.8 million, or 65% of sales, for the second quarter of 2001. The change in gross profit margin reflects factors that include price competition as well as the integration of the operations of Thames Pharmacal Company, Inc. ("Thames").

Selling, general and administrative expenses for the quarter were $12.6 million, or 26% of sales, compared with $11.4 million, or 31% of sales, in the year-ago quarter.

Operating income before R&D expenses increased 47% to $18.2 million, or 37% of sales, compared with $12.3 million, or 34% of sales, for the second quarter of 2001. R&D expenses were $6.2 million, or 13% of sales, compared with $4.9 million, or 13% of sales, for the year-ago quarter. Operating income increased 60% to $11.9 million, compared with $7.4 million in the second quarter of 2001.

"Our top line growth reflects gains in market share across all of our principal product lines," stated Barrie Levitt, M.D., Chairman of the Company. "At the same time, the Company's strong increase in net income demonstrates effective operational leverage."

First Half 2002 Results
Sales for the first half of 2002 increased 45% to $94.1 million, compared with $64.7 million for the same period in 2001. Net income increased 127% to $20.1 million, or $0.68 per diluted share, compared with $8.8 million, or $0.35 per diluted share, for the year-ago period.

The Company's gross profit in the six-month period increased 46% to $59.6 million, or 63% of sales, compared with $40.8 million, or 63% of sales, for the same period in 2001. Selling, general and administrative expenses for the period were $24.4 million, or 26% of sales, compared with $20.3 million, or 31% of sales, for the year-ago period.

Operating income before R&D expenses increased to $35.3 million, or 37% of sales, compared with $20.6 million, or 32% of sales, for the second half of 2001. R&D expenses were $11.6 million, or 12% of sales, compared with $8.9 million, or 14% of sales, for the year-ago period. Operating income increased 103% to $23.7 million, compared with $11.6 million for the same period of 2001.

Thames Acquisition

In May, the Company purchased substantially all the assets and liabilities of Thames, a privately-held pharmaceutical manufacturer located in Ronkonkoma, New York. Thames had sales of approximately $9 million in 2001, primarily consisting of topical generic products. With the purchase, Taro acquired the rights to all of Thames' generic prescription and over-the-counter products, including its Abbreviated New Drug Applications ("ANDAs") approved by the U.S. Food and Drug Administration ("FDA"). Taro also acquired and is operating Thames' FDA-approved manufacturing facilities under the name Thames Pharmaceuticals, Inc., a wholly owned subsidiary.

2nd Quarter ANDA Approvals

In May, Taro received FDA approval of its ANDA for Amcinonide Cream USP, 0.1%, bioequivalent to Fujisawa Healthcare's Cyclocort® Topical Cream. To date, Taro is the only company approved to market a generic version of Cyclocort® Topical Cream in the U.S.; the annual market for this product was estimated by industry sources at $5.4 million in 2001. The Company manufactures both the active pharmaceutical ingredient and the finished product at its facilities in Haifa, Israel.

In June, Taro received tentative approval from the FDA for its ANDA for Loratadine Syrup 10 mg/10 ml, bioequivalent to Schering-Plough's Claritin® Syrup. A tentative approval is an FDA determination that an ANDA submission currently satisfies the substantive requirements for approval, subject to the expiration of all statutorily imposed exclusivities and restrictions. Tentative approvals do not grant marketing rights; a company may only market a product upon receiving final approval for an ANDA submission.

Taro and other pharmaceutical companies are currently involved in litigation with Schering-Plough regarding certain patents held by Schering-Plough for Loratadine. Another generic company has the right to an exclusive marketing period for the product, after which Taro, as well as other competitors, expect to receive final approval to market Loratadine Syrup. According to industry sources, the annual market for Claritin® Syrup is estimated to be approximately $70 million.

Taro currently has 14 filings submitted to the FDA, including one tentative approval, and multiple filings with regulatory agencies around the world.

Strong Financial Position

At June 30, 2002, Taro's total assets were $338 million, compared with $308 million at December 31, 2001. Cash and cash equivalents were $133 million, compared with $151 million at the end of 2001. Current assets at June 30, 2002 were $243 million, compared with $231 million at December 31, 2001. Total liabilities were $98 million, compared with $89 million at the end of 2001. Current liabilities were $44 million, compared with $35 million at year-end 2001. Shareholders' equity was $240 million, compared with $218 million at the end of 2001.

Cash and cash equivalents were reduced as a result of several factors, including: the acquisition of Thames; higher accounts receivable and inventories associated with increased sales; and investments in property, plant and equipment made in anticipation of the Company's future growth.

Outlook
"We are investing in research while seeking product acquisitions that complement our skills and resources," said Dr. Levitt. "Future growth will depend on new product approvals, as well as potential acquisitions. Taro's strategy will continue to be driven by its long-standing commitment to good science, effective marketing and efficient, high-quality manufacturing."

Conference Call
The Company will conduct a conference call to discuss second quarter and six month results on Tuesday, July 23, 2002 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time). The call will be available live via the Internet by accessing www.taro.com. For those who cannot listen to the live broadcast, an online replay will be available through July 30, 2002 on www.taro.com. A telephone replay will also be available through July 30, 2002 by dialing 800-428-6051 (domestic U.S.) or +973-709-2089 (international) and entering the passcode 252524 when prompted.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that are not describing historical facts, comments concerning: Taro's expectations regarding growth; ANDA filings and approvals; market acceptance of Taro's products; operational leverage and contribution of new products and acquisitions. Although Taro believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions, general economic conditions, slower than anticipated regulatory approval of new generic products, other regulatory actions, slower than anticipated penetration of new markets, changes in the Company's financial position, and other risks detailed from time to time in the Company's SEC reports, including its 2001 Annual Report on Form 20-F.

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TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	JUNE 30, 2002	DECEMBER 31, 2001
Assets		
Current Assets:		
Cash and Cash Equivalents	$133,483	$150,732
Restricted Short-Term Bank Deposits	2,436	2,416
Accounts Receivable – Trade	60,961	41,131
Accounts Receivable - Other and Prepaid Expenses	9,864	8,134
Inventories	36,233	29,081
Total Current Assets	**242,977**	**231,494**
Long Term Investments	705	2,838
Property, Plant and Equipment, net	67,171	54,024
Deferred Taxes and Other Assets	27,064	19,406
TOTAL ASSETS	**$337,917**	**$307,762**
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-Term Bank Credits	$9,886	$2,221
Current Maturities of Long-Term Liabilities	6,800	6,010
Accounts Payable and Accrued Expenses	27,590	26,552
Total Current Liabilities	**44,276**	**34,783**
Long -Term Liabilities	48,565	49,285
Deferred Taxes and Other Liabilities	4,696	4,554
Total Liabilities	**97,537**	**88,622**
Minority Interest	855	776
Shareholders' Equity	239,525	218,364
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$337,917**	**$307,762**

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(US dollars in thousands, except per share data)

	Quarter Ended June 30,		Six Months Ended June 30	
	2002	2001	2002	2001
SALES	**$49,583**	**$36,360**	**$94,123**	**$64,728**
Cost of Sales	18,775	12,582	34,474	23,927
Gross Profit	**30,808**	**23,778**	**59,649**	**40,801**
Operating Expenses:				
Selling, General and Administrative	12,647	11,432	24,392	20,250
Operating Income before Research and Development	18,161	12,346	35,257	20,551
Research and Development	6,247	4,898	11,598	8,912
Operating Income	**11,914**	**7,448**	**23,659**	**11,639**
Financial Expenses - Net	154	1,090	96	1,832
	11,760	6,358	23,563	9,807
Other Income - Net	(3)	184	(3)	161
	11,757	6,542	23,560	9,968
Taxes on Income	1,542	469	3,414	1,134
	10,215	6,073	20,146	8,834
Minority Share in Profits of Subsidiary	23	13	79	3
NET INCOME	**$10,192**	**$6,060**	**$20,067**	**$8,831**
Earnings per Ordinary Share	**$0.36**	**$0.28**	**$0.70**	**$0.41**
Diluted Earnings per Ordinary Share	**$0.35**	**$0.24**	**$0.68**	**$0.35**
Weighted Average Number of Shares-				
BASIC EPS	**28,641,497**	**21,772,400**	**28,631,252**	**21,646,958**
DILUTED EPS	**29,344,769**	**25,373,968**	**29,383,412**	**25,187,552**

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